Immersed

Software Technology Virtual Reality Saas Remote Collaboration

Your own VR office — work alone or with teams

IMMERSEDVR.COM AUSTIN TEXAS



immersed
Desktop + Coworking



Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. I want to solve this problem, not because I love remote work, but because I hate it and want to make remote work more like in-person.

Renji Bijoy CEO @ Immersed

Why you may want to support us...

1. Partnership with Facebook to roll out to millions of Oculus users in the next 1-2 weeks.
2. CEO was the lead architect at several Fortune 500 companies. Team from Google, Microsoft, and YC.
3. Went through Techstars Chicago 17' and previously raised over $1M.
4. Only VR productivity app that enables 2+ wireless HD screens with less than 0.005sec latency.
5. Advisors include Daniel Ha, co-founder of Disqus, and Jake Thomsen, partner at Sovereign capital.
6. Our average user works 35+ hrs each week using Immersed.
7. Users can have 5 virtual screens + a virtual whiteboard in a distraction-free private virtual office
8. Co-workers can teleport into each other's virtual offices to collaborate when needed.

Why investors ❤ us

WE'VE RAISED $1,755,000 SINCE OUR FOUNDING



I've been a VR user and enthusiast since the days of the Oculus Kickstarter. It's been amazing seeing the medium grow and transform how we think about gaming and entertainment. But I'm also painfully aware that we are in the early days of the VR/AR industry. The tech is limited, the market is small, and the commercial interest is experimental at best. However, this is a common phase for all consumer technologies and it's inevitable that the technologies here get better and the applications more useful. That's especially true for productivity tools. Immersed VR is tackling a hard, important challenge: helping people work better and collaborate with others in a world where it's difficult to

... *read more*

Daniel Ha Cofounder, Disqus

LEAD INVESTOR | INVESTING $5,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Renji Bijoy
CEO
Led the dev team that created GreatBigStory.com and growth-hacked it to over 3M followers in 2 months.



Joe Bernardi
VR & Web Development
Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Tatsuya Yamashita
Mac & Linux Development
Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Pablo Vela
Computer Vision/ML
Built cutting-edge hand pose- estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Anthony Marefat
VR Development
Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.



Scott Roberts
PC Development
Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.

In the news

UPLOAD ROAD TO VR

Downloads

Immersed-WeFunder-Deck.pdf

Imagine if remote teams could work together in a virtual workplace, easily and effectively from anywhere.

No new technology has adapted to collaboration for remote teams. Immersed allows you to work solo in VR, or collaborate with your team no matter where you are.

We partnered with Facebook and are launching in the Oculus store as we speak, rolling out Immersed to millions of users.

Remote teams only have bad options for collaboration.

Remote teams have limited options. They either use fragmented tools like Gmail, Slack, or Skype, leading to miscommunication via chat and connectivity issues. Or they fly + drive + co-work, wasting days on airports and hours in traffic.

Immersed is THE productivity platform to power the future of work.

By bringing distributed teams together and solo workers into a distraction-free virtual workplace. Solo workers can increase their productivity by 48% in deep work periods, and recover 16hr weekly hours by eliminating distractions. Teams can collaborate with their teams in VR no matter where they are.



High resolution, low-latency virtual screens in VR!

Traction

Back in 2017, we went through Techstars Chicago, and within 4 weeks, we had over 3,000 people sign up for this product, which didn't't exist yet. Now, we have onboarded over 10,000 users in the last year, and we haven't even launched on the Oculus store yet which currently has 10M users.


TRACTION
Our users love and use Immersed regularly.
35hrs
Weekly Avg. Power User Usage
"Immersed has changed my computing workflow forever. As a full-time remote worker, it's been the most significant upgrade to my process. The increase in productivity cannot be overstated."
- Vermeer Grange (Immersed user)
$20k
revenue (pre-store launch)
Including decision makers on teams from:
Google
NBC
Microsoft
GROUPON
GRUBHUB
TEMPUS
SendGrid
yello
UPTAKE
13

Team

Immersed is a small team with some of the best engineers in the world, and has incredible advisors that have supported its mission since day one.

Jake Thomsen, Partner at Sovereign Capital, has previously invested $650k and is investing another $50k into the Wefunder round. Daniel Ha, co-founder of Disqus, the largest commenting app that has touched more than 2 billion users, is daily working with us to build the best possible user experience. [MARGA TO IMPROVE THIS BLURB ON JAKE]


TEAM
Created by some of the world's top engineers.
Our team has developed tech for autonomous drones, virtual world simulations, and architected/scaled platforms to 20M daily users.
Renji
CEO & CTO
Techstars graduate, lead architect of several Fortune 500 and startup software development companies, and has a Master's in Computer Vision from Georgia Tech.
Joe
VR & Web Development
Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.
Tatsuya
Mac & Linux Development
Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.
Pablo
Computer Vision/ML
Built cutting-edge hand pose estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.
Anthony
VR Development
Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.
Scott
PC Development
Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.
techstars
10

How it works

Working solo lets you deep work for longer periods, in a portable distraction-free virtual workspace, that lets you spent multiple screens anywhere.

In teams, you can start collaborating in VR no matter where you are, just running off your laptop and headset. You can pop up virtual whiteboards, or multi-screen sharing, and much more. Just see it for yourself!


Immersed: Optimize Your Workflow With VR
Watch later
Share
Work Faster in VR Than in Real Life
Turn the world into your arcade.

This is a $34 billion opportunity.

The opportunity exists today to build and become the platform for the future of work. Especially after the COVID-19 pandemic, demand is at an all-time high. VR is ready with falling hardware prices, and lower-tech barriers.


MARKET
It's a massive opportunity that's growing daily.
"We want to get a billion people in virtual reality."
- Mark Zuckerberg
$34B
$59B
TODAY
Enterprise businesses spend $34 billion on collaboration solutions today.
2023
Enterprise collaboration spending is projected to grow 11.6% CAGR to reach $59 billion by 2023.
Source: marketsandmarkets
11

Revenue Model

Here, talk about how you make money. Please include the following 2 things: What're your revenue streams? And what's your total addressable market (bottom-up)? About your TAM, i.e. # potential users x $100/year = $ TAM / year. This should be 3 lines, max.


Revenue Model
Free
$14.99
per month
$29.99
per user per month
Desktop
Free for basic features to onboard users.
Elite
Desktop + advanced productivity tools for individuals & small teams.
Teams
Enterprise-grade collaboration tools and virtual offices for large teams.
More info at immersedVR.com/pricing.

What's next

We want to raise a small $500k Round to continue building and scaling the platform as we launch on the Oculus store. Refining consumer experience, adding enterprise features, and scaling our userbase will be our priorities before we do a larger Series A in 2021.


ROADMAP
Raising $1M to build out the platform to power the future of work.
Funding round to polish consumer + enterprise features, scale acquisition, and expand.
TODAY
2020
$1M Round
Facebook Partnership
(launching this Summer)
2021
Series A
Consumer Revenue
Enterprise Revenue
Scale
Polish VR app
Scale up inbound user-acquisition
Build requested Enterprise features
On-board waitlisted Enterprise customers
Expand within currently existing teams
Investors
techstars
Sovereign's

Immersed will be the platform that brings distributed teams together in the remote working economy.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make Virtual Reality offices for remote teams. Users can have 5 virtual screens + a virtual whiteboard in a distraction-free private virtual office, and their co-workers can teleport into each other's virtual offices to collaborate when needed.

Where will your company be in 5 years?

We want to be the DEFINITION of what it means to "go to work" where people put on a pair of "Facebook Glasses" or "Apple Glasses" a few years from now and teleport to their virtual office using Immersed.

Why did you choose this idea?

Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. I want to solve this problem, not because I love remote work, but because I hate it and want to make remote work more like in-person.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

COVID-19 has caused EVERYONE to work from home, and now VR headset sales are SKYROCKETING (Oculus is trying their best to keep headsets in stock). That previously wasn't the case before COVID-19, and now, collaborative remote teams need a better way to collaborate than video/chat.

How far along are you? What's your biggest obstacle?

We have a production-ready product and have thousands of users using Immersed every month, a lot of whom spend 40+ hrs each week working in Immersed. The biggest obstacle we are facing is being on multiple VR headsets, but we will be solving for that after we release to the Oculus Store in the next few weeks and go viral.

Who competes with you? What do you understand that they don't?

People try to use BigScreen but that's made for watching movies, not productivity (slow, low-quality for live streaming as opposed to buffered streaming). They also try to use VR Desktop, but that's only solo mode and mainly for gaming. On the remote collaboration side, people try to use Slack, Skype, email, etc., but all of those are workarounds for the reality that remote work is fragmented and current-day tools don't suffice.

How will you make money?

We currently charge users $15/month. We also charge teams at larger corporations $30/user/month. We're taking the B2C2B approach, similar to Slack and Dropbox, since users have been sharing Immersed with their co-workers by word of mouth naturally and are upselling to their managers without us pushing them to.
Oculus currently has 10M users on their platform, which could lead to $150M of current revenue for individual consumers, and closer to $1B of revenue if upsold to their teams.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If VR headsets and future AR glasses never take off, neither will we, since we're currently dependent on those hardware devices to provide an immersive experience. The tech giants working on creating these next-gen computing devices (Facebook, Apple, Google, Microsoft, Panasonic, Samsung, etc.) are pouring billions of dollars into figuring out the hardware long-term, but this is almost inevitable.

Have some users gotten dizzy in the VR workplace?

No. Headsets today are very high quality and don't cause nausea. Also, Immersed is a stationary experience, so users are able to work 40+ hrs per week in Immersed with no issues.

How will you get buy-in from large corporate companies?

Immersed is using the B2C2B approach where our users are champion evangelists for our product inside their corporations who sell up to their managers on our behalf, similar to Slack or DropBox.

Do you expect a professional to buy a VR headset just for Immersed?

Everyone is going to buy a headset (or AR glasses) someday. It's just now a matter of when it becomes ubiquitous due to there being a killer application that everyone is buying it for. Facebook has partnered with Immersed because they believe we are that killer application.